UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Transgenomic, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

89365K305

(CUSIP Number)

Peter E. Salas

P.O. Box 16867, Fernandina Beach, FL 32035

(904) 491-5003

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 23, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Dolphin Offshore Partners, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 864,098

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 864,098

11	Aggregate Amount Beneficially Owned by Each Reporting Person 864,098

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.1% (1)

14	Type of Reporting Person (See Instructions) PN

(1) Based on 11,857,078 shares of common stock (the “Common Stock”) of Transgenomic, Inc. (the “Issuer”) outstanding on March 31, 2015, as disclosed by the Issuer in its Annual Report on Form 10-K filed on April 15, 2015.

1	Names of Reporting Persons Dolphin Mgmt. Services, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 864,098

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 864,098

11	Aggregate Amount Beneficially Owned by Each Reporting Person 864,098

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.1% (1)

14	Type of Reporting Person (See Instructions) CO

(1) Based on 11,857,078 shares of Common Stock of the Issuer outstanding on March 31, 2015, as disclosed by the Issuer in its Annual Report on Form 10-K filed on April 15, 2015.

1	Names of Reporting Persons Peter E. Salas

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 864,098

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 864,098

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.1%(1)

14	Type of Reporting Person (See Instructions) IN

(1) Based on 11,857,078 shares of Common Stock of the Issuer outstanding on March 31, 2015, as disclosed by the Issuer in its Annual Report on Form 10-K filed on April 15, 2015.

This Amendment No. 1 to the Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed with the SEC on January 12, 2015 (the “Schedule 13D”) by Dolphin Offshore Partners, L.P., a Delaware limited partnership (“Dolphin”), Dolphin Mgmt. Services, Inc., a Delaware corporation (“Dolphin GP”) and Peter E. Salas (“Salas,” and together with Dolphin and Dolphin GP, collectively, the “Reporting Persons”), relating to the Common Stock.

Items 2 — 5 are hereby amended to the extent hereinafter expressly set forth. All capitalized terms used and not expressly defined in this Amendment have the respective meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background.

(a) - (c)        Dolphin is organized as a Delaware limited partnership and is an investment manager, with its principal office at P.O. Box 16867, Fernandina Beach, FL 32034.  Dolphin GP, a Delaware corporation, is the managing general partner of Dolphin. Salas is President, sole shareholder, and controlling person of Dolphin GP.  The business address of the Reporting Persons is P.O. 16867 Fernandina Beach, FL 32035.

(d) and (e)   During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Each of the Reporting Persons is a U.S. citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby superseded and replaced to read in full as follows:

The shares of Common Stock beneficially owned by the Reporting Persons were acquired as follows: (i) 361,312 shares of Common Stock (and 365,388 warrants to purchase shares of Common Stock at $4.00 per share) were previously purchased with operating funds of Dolphin; (ii) 197,708 shares of Common Stock were issued to Dolphin in connection with the conversion of $375,000 in principal amount of a December 31, 2014 Unsecured Promissory Note, issued by the Issuer to Dolphin, in the aggregate principal amount of $750,000 (the “Note”); and (iii) 304,078 shares of Common Stock were issued to Dolphin in connection with the conversion of the balance of the principal amount of the Note (plus accrued interest thereon) on April 23, 2015 (the “Final Conversion”).  The Note was cancelled upon completion of the Final Conversion.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby superseded and replaced to read in full as follows:

The Final Conversion was completed on April 23, 2015, and as a result, the Reporting Persons beneficially own an aggregate of 864,098 shares of Common Stock.  The Reporting Persons have no current plans or proposals which relate to or would result in any of the matters described in paragraphs (a) though (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis, and, depending on various factors, including, without limitation, the Issuer’s financial positions, the price levels of the aggregate number of outstanding shares of Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Persons may, in the future, take such actions with respect to their shares of the Issuer’s capital stock as they deem appropriate, including, without limitation, purchasing shares of Common Stock; selling shares of Common Stock; taking any action to change the composition of the Issuer’s board of directors, taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or otherwise changing their intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby superseded and replaced to read in full as follows:

(a), (b)                                                            The aggregate number and percentage of shares of Common Stock owned by each Reporting Person are based upon 11,857,078 outstanding shares of Common Stock.

Each Reporting Person may be deemed to beneficially own an aggregate of 864,098 shares of Common Stock, representing 7.1% of the Issuer’s outstanding Common Stock.  Each Reporting Person may be deemed to have shared power to vote or direct the vote, and dispose or direct the disposition, of all such shares of Common Stock.

(c)                                                                                  Not applicable, expect as otherwise disclosed herein.

(d)                                                                                 Not applicable.

(e)                                                                                  Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 11, 2015	DOLPHIN OFFSHORE PARTNERS, L.P.
	By:	Dolphin Mgmt. Services, Inc., its general partner

	By:	/s/ Peter E. Salas
	Name:	Peter E. Salas
	Title:	President

Date: May 11, 2015	DOLPHIN MGMT. SERVICES, INC.

	By:	/s/ Peter E. Salas
	Name:	Peter E. Salas
	Title:	President

Date: May 11, 2015	PETER E. SALAS

	By:	/s/ Peter E. Salas
	Name:	Peter E. Salas